UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF ERRONEOUS SCHEDULE 13G FILING


The Schedule 13G filing dated 11/30/2010, accession number 0001474282-10-000005 was submitted in error under the incorrect CIK and should be disregarded.